

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2021

Christian Hanke
Chief Financial Officer
Oatly Group AB
Stora Varvsgatan 6a
211 19 Malmö
Sweden

      Re: Oatly Group AB
            Registration Statement on Form F-1
            Filed April 19, 2021
            File No. 333-255344

Dear Mr. Hanke:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed April 19, 2021

Prospectus Summary, page 1

1.   Notwithstanding your response to prior comment 1 that you will not be a "controlled company," it continues to appear from your disclosure that the PRC will have a significant ownership interest in you and, therefore, have significant influence over decisions that require shareholder approval. If so, please revise to disclose that fact and that risks to investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Marc Jaffe